ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 26, 2016 (the “Meeting”)

To:	All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	58,802,520
Total outstanding Shares as at Record Date	108,204,403
Total % of Shares Voted	54.34%

	MATTERS VOTED UPON	VOTING RESULTS

1.	Election of Directors	Vote by show of hands

	To elect the following nominees as directors of the Company until the Company’s next Annual General	Tabulation of Votes in	Tabulation of Votes
	Meeting or until their successors are duly elected or appointed:	Favour submitted by	Withheld submitted by
		proxy	proxy

	Ricardo M. Campoy	24,270,814 (98.26%)	429,293 (1.74%)
	Bradford J. Cooke	24,261,572 (98.22%)	438,535 (1.78%)
	Geoffrey A. Handley	23,788,421 (96.31%)	911,686 (3.69%)
	Rex J. McLennan	24,278,219 (98.29%)	421,888 (1.71%)
	Kenneth Pickering	24,226,441 (98.08%)	473,666 (1.92%)
	Mario D. Szotlender	23,710,923 (96.00%)	989,184 (4.00%)
	Godfrey J. Walton	23,783,343 (96.29%)	916,764 (3.71%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.
2.	Appointment of Auditor and fixing of Auditor’s Remuneration	Vote by show of hands

To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration

Outcome: KPMG LLP was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.